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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 10-C

                Report by Issuer of Securities Quoted on NASDAQ
                         Interdealer Quotation System
                 Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder

                       NORTH AMERICAN BIOLOGICALS, INC.
                (Exact name of issuer as specified in charter)

       5800 Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487
                   (Address of principal executive offices)

        Issuer's telephone number, including area code:  (407) 989-5800


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

        1. Title of security:  Common Stock, par value $.10 per share.
        2. Number of shares outstanding before the change:  16,401,010.
        3. Number of shares outstanding after the change:  19,101,010.
        4. Effective date of change:  October 14, 1994.
        5. Method of change:  Issuance of additional shares.

           Brief description of transaction: On October 14, 1994, the issuer issued 2,700,000 shares of Common Stock in connection with a public offering underwritten by Raymond James & Associates, Inc. and NatWest Securities Limited.


    Date:  November 13, 1995           /s/ Alfred J. Fernandez
                                       -----------------------------
                                       (Officer's signature)


                                       Vice President Finance and
                                       Chief Financial Officer
                                       ------------------------------
                                       (Officer's title)